UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ARYx THERAPEUTICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
043387 10 9
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 13, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III-QP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,104,155(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,104,155(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,104,155(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

14.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“ BV III ”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2002 BVIII LLC (“AM LLC”), MPM BioVentures Strategic Fund, L.P. (“BV SF”), MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC”) (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons”). The Listed Persons are members of BV III LLC and AM LLC. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 862,368 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		343,186(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		343,186(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,186(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 57,982 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM Asset Management Investors 2002 BVIII LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,842(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,842(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,842(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 17,037 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III Parallel Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		154,193(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		154,193(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,193(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 26,053 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III GmbH & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		431,326(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		431,326(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

431,326(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 72,873 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures Strategic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		267,183

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		267,183

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	267,183

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,300,043(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,300,043(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,300,043(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 267,183 shares of Common Stock held by BV SF. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,300,043(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,300,043(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,300,043(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 267,183 shares of Common Stock held by BV SF. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Luke Evnin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,400,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 17,037 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Ansbert Gadicke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,400,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 17,037 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Nicholas Galakatos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,400,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 17,037 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Michael Steinmetz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,400,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 17,037 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Kurt Wheeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,400,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 17,037 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Nicholas Simon III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		43,011(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,885(3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		43,011(2)

WITH	10	SHARED DISPOSITIVE POWER

6,400,885(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,443,869(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.7%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,402 shares of Common Stock and 38,609 shares of Common Stock issuable upon the exercise of options exercisable within 60 days of the date of this filing.
(3) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 17,037 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(4) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Dennis Henner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,400,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,400,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,400,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

18.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 862,368 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 57,982 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 26,053 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 72,873 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 17,037 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

Introductory Note: This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 25, 2008 (the “Original Schedule 13D”). The entities filing this statement are MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2002 BVIII LLC (“AM LLC”), MPM BioVentures Strategic Fund, L.P. (“BV SF”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”) (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The Original Schedule 13D, as amended by this Amendment No. 1 (the “Schedule 13D”), relates to the common stock, par value $0.001 per share (the “Common Stock”), of ARYx Therapeutics, Inc. (the “Issuer”). This Amendment No. 1 is being made to reflect the recent participation of certain of the MPM Entities in the initial closing of a private placement of securities of the Issuer on August 13, 2010 as more fully described in Item 3 below. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Original Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby supplemented by adding the following:
Pursuant to the terms of that certain Secured Note and Warrant Purchase Agreement by and among the Issuer, certain of the MPM Entities, and various other investors, dated August 13, 2010 (the “Securities Purchase Agreement”), the MPM Entities purchased warrants (the “Warrants”) to acquire an aggregate of 500,000 shares of Common Stock at a price of $0.0125 per underlying share, for an aggregate purchase price of the Warrants of $6,250.00. The Warrants are exercisable through August 13, 2015 (the “Expiration Date”) at an exercise price of $0.50 per share. In addition, the Warrants are exercisable on a cashless basis (by surrender of the number of shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the shares being acquired) until and including the Expiration Date. The applicable per share exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications.
The sale of the Warrants to the MPM Entities described above was part of a private placement by the Issuer to a number of affiliated investors (including certain of the MPM Entities). In connection with the acquisition of the Warrants, each investor, including certain of the MPM Entities, loaned funds to the Issuer in exchange for promissory notes that are secured by all of the assets of the Issuer (the “Secured Notes,” and the issuance of the Secured Notes and Warrants are collectively referred to herein as the “Bridge Financing”). The initial closing of the Bridge Financing occurred on August 13, 2010. At the initial closing of the Bridge Financing, certain of the MPM Entities acquired Secured Notes in the aggregate principal amount of $1,000,000.00.
Subject to the terms and conditions of the Securities Purchase Agreement, the Issuer may, at its option, issue to the purchasers of the Secured Notes and the Warrants (collectively, the “Bridge Loan Investors”) additional Secured Notes and Warrants at a second closing of the Bridge Financing on or about September 30, 2010. If the second closing occurs, certain of the MPM Entities may acquire additional Secured Notes in the aggregate principal amount of up to $1,000,000.00 and Warrants to purchase up to an additional 500,000 shares of the Issuer’s Common Stock.
Prior to entering into the Securities Purchase Agreement, the MPM Entities beneficially owned an aggregate of 5,364,572 shares of Common Stock and warrants (the “Prior Warrants”) to purchase an aggregate of 536,313 shares of the Issuer’s Common Stock. Of the shares held by the MPM Entities as of the date of this filing, 3,576,862 shares were acquired through venture capital investments prior to and including in the Issuer’s initial public offering, for an aggregate purchase price of approximately $34,441,650.73, and 1,787,710 shares were acquired in a private placement of the Issuer’s securities on November 14, 2008 (the “2008 Private Placement”) for an aggregate purchase price of $3,932,962.00. The Prior Warrants were also acquired in the 2008 Private Placement for an aggregate purchase price of $67,039.13.
The funds used by the MPM Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the MPM Entities.

References to and descriptions of the Bridge Financing as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement and the form of Warrant, which are filed as exhibits to this Schedule and are incorporated by reference herein.
Item 4. Purpose of Transaction
The MPM Entities agreed to purchase the Secured Notes and Warrants for investment purposes with the aim of increasing the value of their investments in the Issuer.
Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as contemplated by the second closing of the Bridge Financing as described above in Item 3 and as described above in Item 4 of the Original Schedule 13D, as amended by this Amendment No. 1, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Issuer’s securities by the persons filing this Statement is provided as of the date of this filing:

	Shares	Warrants	Options		Shared	Sole	Shared
MPM	Held	Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Entity	Directly	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (1)
BV III QP	4,241,787	862,368	0	5,104,155	0	5,104,155	0	5,104,155	14.9%
BV III	285,204	57,982	0	343,186	0	343,186	0	343,186	1.0%
AM LLC	83,805	17,037	0	100,842	0	100,842	0	100,842	0.3%
BV III PF	128,140	26,053	0	154,193	0	154,193	0	154,193	0.5%
BV III KG	358,453	72,873	0	431,326	0	431,326	0	431,326	1.3%
BV SF	267,183	0	0	267,183	0	267,183	0	267,183	0.8%
BV III GP(2)	0	0	0	0	6,300,043	0	6,300,043	6,300,043	18.3%
BV III LLC(2)	0	0	0	0	6,300,043	0	6,300,043	6,300,043	18.3%

	Shares	Warrants	Options		Shared	Sole	Shared
MPM	Held	Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Entity	Directly	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (1)
Luke Evnin(3)	0	0	0	0	6,400,885	0	6,400,885	6,400,885	18.6%
Ansbert Gadicke(3)	0	0	0	0	6,400,885	0	6,400,885	6,400,885	18.6%
Nicholas Galakatos(3)	0	0	0	0	6,400,885	0	6,400,885	6,400,885	18.6%
Michael Steinmetz(3)	0	0	0	0	6,400,885	0	6,400,885	6,400,885	18.6%
Kurt Wheeler(3)	0	0	0	0	6,400,885	0	6,400,885	6,400,885	18.6%
Nicholas Simon III (3)(4)	4,402	0	38,609	43,011	6,400,885	43,011	6,400,885	6,443,896	18.7%
Dennis Henner(3)	0	0	0	0	6,400,885	0	6,400,885	6,400,885	18.6%

(1)	This percentage is calculated based upon 33,461,975 shares of the Issuer’s Common Stock outstanding on July 31, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 16, 2010.

(2)	BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The securities are held as follows: BV III QP: 4,241,787 shares of Common Stock and warrants to purchase 862,368 shares of Common Stock; BV III: 285,204 shares of Common Stock and warrants to purchase 57,982 shares of Common Stock; BV III PF: 128,140 shares of Common Stock and warrants to purchase 26,053 shares of Common Stock; BV III KG: 358,453 shares of Common Stock and warrants to purchase 72,873 shares of Common Stock; and BV SF: 267,183 shares of Common Stock.

(3)	The Reporting Person is a member of BV III LLC and AM LLC. The securities are held as follows: BV III QP: 4,241,787 shares of Common Stock and warrants to purchase 862,368 shares of Common Stock; BV III: 285,204 shares of Common Stock and warrants to purchase 57,982 shares of Common Stock; BV III PF: 128,140 shares of Common Stock and warrants to purchase 26,053 shares of Common Stock; BV III KG: 358,453 shares of Common Stock and warrants to purchase 72,873 shares of Common Stock; AM LLC: 83,805 shares of Common Stock and warrants to purchase 17,037 shares of Common Stock; and BV SF: 267,183 shares of Common Stock.

(4)	Includes 38,609 shares issuable upon the exercise of options that are exercisable within 60 days of the filing date.
The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Schedule 13D is hereby supplemented by adding the following:
The Securities Purchase Agreement includes standard representations and warranties of the Issuer and the Bridge Loan Investors, as well as additional terms and conditions. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and each of the Bridge Loan Investors, provided that if any Bridge Loan Investor assigns its loan amount, any subsequent modification, waiver or amendment of the Securities Purchase Agreement would require the written consent of holders of at least 50% of the outstanding and unpaid principal amount of the outstanding Secured Notes issued pursuant to the Securities Purchase Agreement. Each of the Warrants is exercisable as described in Item 3 above.
The Secured Notes bear interest at an annual rate of 12%, and principal amounts owed under the Secured Notes are payable in 24 monthly installments beginning on January 1, 2011. The Secured Notes may be converted into equity securities of the Issuer prior to their maturity upon the occurrence of certain events specified in the Secured Notes. Unless earlier repaid or converted, all amounts outstanding under the Secured Notes are due and payable in full on January 1, 2013.
The Secured Notes are secured by a security interest in all of the assets of the Issuer pursuant to the terms of a Security Agreement, dated August 13, 2010, by and among the Issuer and the Bridge Loan Investors (the “Security Agreement”). The Issuer has also granted the Bridge Loan Investors a security interest in its intellectual property pursuant to an Intellectual Property Security Agreement, dated August 13, 2010 (the “IP Security Agreement”).The Issuer has agreed, pursuant to a Registration Rights Agreement dated as of August 13, 2010 (the “Registration Rights Agreement”), to prepare and file, at its expense, within 60 days of August 13, 2010 (or within 90 days in the event that the Issuer is required to use Form S-1) (the “Filing Deadline”), a registration statement with the Securities and Exchange Commission covering the resale of all of the shares of Common Stock issuable upon exercise of the Warrants (the “Registrable Securities”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”). The Issuer has agreed to use its reasonable best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to (i) the 90th calendar day following August 13, 2010, (ii) if the registration statement is reviewed by the SEC, the 120th calendar day after August 13, 2010 or (iii) if the Issuer is required to use Form S-1, the 180th day calendar day following August 13, 2010 (the “Required Effective Date”), subject in each case to certain extensions as set forth in the Registration Rights Agreement. The Issuer has agreed to use its best efforts to keep such registration statement continuously effective under the Securities Act until such date that is the earlier of the date all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144 promulgated under the Securities Act (the “Mandatory Registration Termination Date”). The Bridge Loan Investors also have certain demand registration rights related to their Registrable Securities in the event the required registration statement has not been filed by the Filing Deadline or is not effective at any time prior to the Mandatory Registration Termination Date.
Nicholas Simon III is a member of the Board of Directors of the Issuer and is also a member of BV III LLC and AM LLC. BV III LLC is the indirect general partner of BV III QP, BV III, BV III PF, BV III KG and BV SF.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
References to and descriptions of the Securities Purchase Agreement, Registration Rights Agreement, Security Agreement and IP Security Agreement as set forth in this Item 6 are qualified in their entirety by reference to each of these agreements, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits
A. Secured Note and Warrant Purchase Agreement by and among the Issuer and certain purchasers, dated August 13, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
B. Registration Rights Agreement by and among the Issuer and certain purchasers, dated August 13, 2010 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
C. Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
D. Security Agreement, by and among the Issuer and certain purchasers, dated August 13, 2010 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
E. Intellectual Property Security Agreement, by and among the Issuer and certain purchasers, dated August 13, 2010 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
F. Agreement regarding joint filing of Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 19, 2010

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		its General Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin Name: Luke Evnin	By:	/s/ Luke Evnin Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2002		MPM BIOVENTURES STRATEGIC FUND, L.P.
BVIII LLC

		By:	MPM BioVentures III GP, L.P.,
By:	/s/ Luke Evnin		its General Partner

Name: Luke Evnin
	Title: Manager	By:	MPM BioVentures III LLC,
its General Partner

		By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

MPM BIOVENTURES III GP, L.P.		MPM BIOVENTURES III LLC

By:	MPM BioVentures III LLC,
	its General Partner	By:	/s/ Luke Evnin
Name: Luke Evnin
Title: Series A Member

By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

By:	/s/ Luke Evnin Name: Luke Evnin	By:	/s/ Ansbert Gadicke Name: Ansbert Gadicke

By:	/s/ Nicholas Galakatos	By:	/s/ Michael Steinmetz

	Name: Nicholas Galakatos		Name: Michael Steinmetz

By:	/s/ Kurt Wheeler	By:	/s/ Nicholas Simon III

	Name: Kurt Wheeler		Name: Nicholas Simon III

By:	/s/ Dennis Henner

Name: Dennis Henner
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III,
L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures
Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III,
L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures
Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III,
L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co Beteiligungs KG and MPM BioVentures
Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III,
L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures
Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III,
L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures
Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III,
L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures
Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA

Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III,
L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures
Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA

EXHIBIT INDEX
A. Secured Note and Warrant Purchase Agreement by and among the Issuer and certain purchasers, dated August 13, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
B. Registration Rights Agreement by and among the Issuer and certain purchasers, dated August 13, 2010 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
C. Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
D. Security Agreement, by and among the Issuer and certain purchasers, dated August 13, 2010 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
E. Intellectual Property Security Agreement, by and among the Issuer and certain purchasers, dated August 13, 2010 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010 (SEC File No. 001-33782)).
F. Agreement regarding joint filing of Schedule 13D.

Exhibit F
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the securities of ARYx Therapeutics, Inc. is filed on behalf of each of the undersigned.
Dated: August 19, 2010

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		its General Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin Name: Luke Evnin	By:	/s/ Luke Evnin Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2002		MPM BIOVENTURES STRATEGIC FUND, L.P.
BVIII LLC
		By:	MPM BioVentures III GP, L.P.,
By:	/s/ Luke Evnin		its General Partner

Name: Luke Evnin
	Title: Manager	By:	MPM BioVentures III LLC,
its General Partner

		By:	/s/ Luke Evnin Name: Luke Evnin
Title: Series A Member

MPM BIOVENTURES III GP, L.P.		MPM BIOVENTURES III LLC

By:	MPM BioVentures III LLC,
	its General Partner	By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

By:	/s/ Luke Evnin
Name: Luke Evnin
Title: Series A Member

By:	/s/ Luke Evnin	By:	/s/ Ansbert Gadicke

	Name: Luke Evnin		Name: Ansbert Gadicke

By:	/s/ Nicholas Galakatos	By:	/s/ Michael Steinmetz

	Name: Nicholas Galakatos		Name: Michael Steinmetz

By:	/s/ Kurt Wheeler	By:	/s/ Nicholas Simon III

	Name: Kurt Wheeler		Name: Nicholas Simon III

By:	/s/ Dennis Henner

Name: Dennis Henner